# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENZO BIOCHEM INC, CIK 0000316253
CUSIP: 294100102
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735
Date of event which requires filing of this statement: 08/20/2025
Amends the filing with accession number 0000921895-23-001116
Filed by CIK 0001380585
Persons authorized to receive notices and communications: BRADLEY L. RADOFF, 2727 Kirby Drive, Unit 29L, Houston, Texas (TX), 77098, 713-482-2196; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Radoff Family Foundation (CIK 0001496916): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Radoff Bradley Louis (CIK 0001380585): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: ENZO BIOCHEM INC
Address of issuer's principal executive offices: 60 EXECUTIVE BLVD, FARMINGDALE, New York (NY), 11735

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 23, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Bethpage Parent, Inc., a Delaware corporation ("Parent"), and Bethpage Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of Parent ("Merger Sub"). On August 20, 2025, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger") effective as of the effective time of the Merger (the "Effective Time"), with the Issuer continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent. At the Effective Time, each Share that was issued and outstanding immediately prior to the Effective Time, subject to certain customary exceptions specified in the Merger Agreement, was automatically converted into the right to receive $0.70 in cash, without interest (the "Merger Consideration")and subject to applicable withholding taxes.

In addition, pursuant to the Merger Agreement, at the Effective Time, (i) each Issuer restricted stock unit ("RSU") that was outstanding as of immediately prior to the Effective Time and was either (A) held by a member of the Issuer's board of directors (whether vested or unvested) or (B) vested in accordance with its terms but not yet settled as of the Effective Time (each, a "Vested RSU") was automatically cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the total number of Shares underlying such RSU, by (B) the Merger Consideration, subject to applicable withholding taxes, (ii) each RSU that was outstanding as of immediately prior to the Effective Time and not a Vested RSU was automatically canceled without any consideration payable therefor and (iii) each option to purchase Shares that was outstanding as of immediately prior to the Effective Time was automatically canceled without any consideration payable therefor.

Accordingly, as a result of the Merger, the Reporting Persons no longer beneficially own any securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

Effective August 20, 2025, as a result of the Merger, each Share owned by the Reporting Persons was converted into the Merger Consideration, and each RSU owned by the Reporting Persons was canceled and converted into the right to receive an amount in cash obtained by multiplying (i) the total number of Shares underlying such RSU, by (ii) the Merger Consideration, subject to any withholding of taxes. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Effective August 20, 2025, as a result of the Merger, each Share owned by the Reporting Persons was converted into the Merger Consideration, and each RSU owned by the Reporting Persons was canceled and converted into the right to receive an amount in cash obtained by multiplying (i) the total number of Shares underlying such RSU, by (ii) the Merger Consideration, subject to any withholding of taxes. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Except as otherwise set forth in Item 4, there have been no transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated to read as follows:

As of August 20, 2025, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

## Signatures
- Radoff Family Foundation: /s/ Bradley L. Radoff, Bradley L. Radoff, Director (08/22/2025)
- Radoff Bradley Louis: /s/ Bradley L. Radoff, Bradley L. Radoff (08/22/2025)